ING Life Insurance and Annuity Company
Variable Annuity Account C

ING MAP Plus NP^{SM}

Supplement dated November 3, 2005

This supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI), each dated April 29, 2005, as supplemented. Please read it carefully and keep it with your Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

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1.   Effective November 3, 2005 the following investment option may be available under your contract.

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)

The ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) is only available to those plans that were offering this fund prior to November 3, 2005.

2.   The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

3.   The following adds information about the new fund to the Fund Expense Table beginning on page 7 of the Contract Prospectus.

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)[28][33]	0.64%	--	0.27%	0.91%	--	0.91%

4.   The information for ING T. Rowe Price Diversified Mid Cap Growth Portfolio appearing in Appendix IV -- Fund Descriptions in the Contract Prospectus is amended by adding the share class (Service Class) in the Fund Name column for the Portfolio.

5.   The following adds information about the new fund to the Fund Expense Table beginning on page 8 of the Contract Prospectus Summary.

Fund Name	Maximum Total Subaccount Annual Charges	Total Annual Fund Operating Expenses	Total Annual Expenses (Subaccount Plus Fund Expenses)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Service Class)	2.25%	0.91%	3.16%

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

VARIABLE ANNUITY ACCOUNT C

ING Life Insurance and Annuity Company

ING MAP Plus NP℠

November 3, 2005 Supplement to April 29, 2005 Prospectus or Contract Prospectus Summary

Maine Association of Nonprofits (the "Association")

Under a signed agreement, the Association endorses the Company's variable annuity for sale to Association members. The Company has agreed to compensate the Association on an annual basis, the greater of (a) $5,000, or (b) $1.50 per individual who enrolls in an Association members' retirement plan that is funded by the Company's variable annuity, but the actual payment may be less. This compensation is in exchange for the Association's active and continuous support of the Company in the Company's efforts to develop and administer retirement programs for the Association's members. (See "Contract Distribution - Third Party Compensation Arrangements" in the Prospectus or the Contract Prospectus Summary.)

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.

XCS.109860-05ME November 2005
C05-1028-001R (11/05)